Exhibit (a)(5)(iv)

SurModics Announces Commencement of Tender Offer to Purchase up to $55 Million of Its Common Stock

EDEN PRAIRIE, Minn – (BUSINESS WIRE) – August 6, 2012—SurModics, Inc. (Nasdaq:SRDX), a leading provider of surface modification and in vitro diagnostic technologies to the healthcare industries, today announced it has commenced a tender offer to purchase up to $55 million of its common stock through a modified “Dutch auction” tender offer, at a price per share not less than $17.00 and not greater than $19.00. On August 3, 2012, the last reported sale price of SurModics’ Common Stock was $17.57 per share, with an average closing price of $15.79 over the last three months. If the tender offer is fully subscribed, the Company will purchase shares representing approximately 16.5% to 18.4% of the Company’s outstanding shares of common stock as of July 31, 2012. The tender offer will expire at 5:00 p.m., Eastern Daylight Time, on September 5, 2012, unless the offer is extended.

A modified “Dutch auction” tender offer allows shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable the Company to purchase $55 million of its common stock (or a lower amount if the offer is not fully subscribed). All shares purchased by the Company in the tender offer will be purchased at the same price. The Company will not purchase stock below a shareholder’s indicated price, and in some cases, the Company may actually purchase shares at a price that is above a shareholder’s indicated price under the terms of the tender offer.

The Company expects to fund the share purchases in the tender offer through its current cash and investments, which as of June 30, 2012 totaled $108.2 million. The tender offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to other customary conditions that are described in the tender offer documents. The tender offer documents, which will be distributed to the shareholders beginning on August 6, 2012, will contain specific tendering instructions and a complete explanation of the tender offer’s terms and conditions.

Citigroup Global Markets Inc. will serve as dealer manager for the tender offer. MacKenzie Partners, Inc. will serve as information agent for the tender offer and American Stock Transfer & Trust Company will serve as the depositary for the tender offer.

Tender Offer Statement

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock of SurModics. Neither SurModics, its directors, the dealer manager, the information agent nor the depositary makes any recommendation as to whether to tender shares or as to the price at which to tender them. Shareholders will be able to obtain free copies of the offer to purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov or from SurModics’ website at www.surmodics.com. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Citigroup Global Markets Inc. toll-free at 877-531-8365 or MacKenzie Partners, Inc. toll-free at 800-322-2885.

About SurModics, Inc.

SurModics’ mission is to exceed our customers’ expectations and enhance the well-being of patients by providing the world’s foremost, innovative surface modification technologies and in vitro diagnostic chemical components. The Company partners with the world’s leading and emerging medical device, diagnostic and life science companies to develop and commercialize innovative products designed to improve patient diagnosis and treatment. Core offerings include surface modification coating technologies that impart lubricity, prohealing, and biocompatibility capabilities; and components for in vitro diagnostic test kits and microarrays. SurModics is headquartered in Eden Prairie, Minnesota.

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Forward-Looking Statements

This press release contains forward-looking statements. Statements about the planned “Dutch auction” tender offer, including the expected timing and size are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. The actual timing, size and success of the planned tender offer are subject to a number of factors, including (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in the business or condition of the Company, or in our cash flows, (4) the prices at which we ultimately determine to offer to purchase shares in the planned tender offer and the number of shares properly tendered in the tender offer; and (5) the factors identified under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, and updated in our subsequent reports filed with the SEC. These reports are available in the Investors section of our website at www.surmodics.com and at the SEC website at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

CONTACT:
SurModics, Inc.
Tim Arens, 952-500-7000
Vice President of Finance and interim Chief Financial Officer - # # # -